Invest in Smart Tire Recycling

Hardware Technology Sustainability Hard Tech Science

Cleanly recycling tires into new tires for other industries

SMARTTIRERECYCLING.COM PITTSBURGH PENNSYLVANIA



Smart Tire Recycling
has developed an economical and



Caring for the health of the planet and reducing waste is a core value. Having spent 20 years in the recycling industry I am passionate about the fact that everyone can make a difference. The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

Mendel Bassman CEO and Co-Founder @ Smart Tire Recycling

Why you may want to invest in us...

1. Contacted by several US and global companies who are extremely interested in our tech.
2. CEO is a proven leader for 10 years. CTO has a PhD in Nanotech and MBA from MIT.
3. Healing the environment by cutting CO2 emissions from two of the biggest sources.
4. Can significantly reduce landfill tires.
5. Board w/ industry experts with decades of experience scaling technologies and raising millions of $.
6. Carbon black market size is expected to reach $20 billion by 2022 — yet shortage expected as well.
7. Proprietary process produces carbon black, oils, and gas (carbon black being the most valuable).

Why investors ❤ us

WE'VE RAISED $697,366 SINCE OUR FOUNDING



I chose to invest in Smart Tire Recycling because of four factors: Team, Technology, Timing and Mission. The team is top notch. Mendel is a CEO who knows how to get things done, condense difficult to digest concepts to their core, and most importantly, who can identify top-talent. He has assembled an impressive team that brings a wide variety of disciplines under one roof. From engineering to technology, marketing to finance, operations to commercialization: STR's team has thought through most-every eventuality. On the technology front, they have a pending published patent on their unique process. Additionally, they have a first-rate real-world understanding of the waste tire pyrolysis

... read more

Eric Adelman Chief Executive Officer at Camak Manufacturing Inc

LEAD INVESTOR | INVESTING $52,000 THIS ROUND



`I worked in the tire industry for a while and at that time there wasn't a way to recycle old tires. I think this has the potential to be a huge business to use all the millions of tires stacked in junk yards and other places.

William Ward JR

66 yrs old. Worked in sales most of my life.


HE'S
WATCHING
YOU

Well due to the fact most people change the tires every 4 years. If you can actually recycle them properly and get black carbon out of them to remanufacture tires. There are so many other uses for black carbon. With any other materials you get out of recycling tires that's a good win.

Michael Fleming

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Mendel Bassman

CEO and Co-Founder

Created a recycling program for hardware stores across the country to recycle keys and key shavings while working as the General Manager for Bucktown Recycling.



Lacramioara Schulte, Ph.D., MBA

CTO

Dr. Shulte has a B.S. in chemical engineering and a Ph.D. in Nanotechnology. She also holds an MBA from the Massachusetts Institute of Technology - M.I.T. She worked in Romania doing research in the tire manufacturing field.



Carlos Cabral

COO

An environmental engineer that built close to a dozen full-scale engineering facilities around the globe.



Adam Epstein

CFO

Managing his own private fund. Been consulting startup companies for over 15 years during their initial capitalization and development. Manages a private equity fund, specializing in Biotechnology. MBA from Emory University.



Raymond Riek
VP of Commercialization
Founder of the first company to commercialize equipment to produce recovered carbon black from tires



Martin von Wolfersdorff
Sales Consultant
The biggest mover and shaker in the recovered carbon black industry.



Clint Edelman
Chemical and Process Engineer
Designed a process and equipment to manufacture a silver nano-wire solution



Tom Koger
Test Engineer
Over two decades of experience building supercritical equipment from the ground up.



John Salter
Lab Technician



Benjamin Davis
Supercritical Fluid Consultant



Steven Cherin
Legal Council

In the news



September 25, 2020 @ jewishchronicle.timesofisrael.com



Mendel Bassman - Smart Tire Recycling - Pitchwerks #74

Mendel Bassman and his team of experts are working on ways to recycle used tires - recovering valuable substances like carbon black, oil and more.
March 9, 2020 @ pitchwerks.com

Downloads

- Smart Tire Recycling 2020
- STR Executive Summary

We developed an innovative process to recycle used tire rubber — one BIG problem for earth and humanity.

In fact, this is one of the most serious global environmental problems. Fortunately, we know how to recover the precious components within the tires and completely reuse them. Already, we have been contacted by several companies and states, in the US and other countries, who are extremely interested in our technology.


There are
1 Billion
Scrap tires generated every year globally.
In USA, 10 tires are discarded every second.
Source: U.S. Tires Manufacturers Association

󰀀 Our solution will eliminate the need to manufacture up to half of the global demand for carbon black

We developed an economical and continuous green chemistry process to breaking down scrap tires into reusable, raw materials — with carbon black being the most valuable (a major component in the manufacturing of tires and all rubber-based products). Reducing the need to manufacture carbon black will reduce CO_2 emissions by a significant measure.


Our smart recycling solution...
Has turned junk into a lucrative commodity
Waste tires
Carbon black
New tires

We take waste material that has little or NO worth... and increase its value significantly.

We are taking a waste product (shredded rubber) that is being sold at $50 per ton and turning it into material worth $250 per ton. We can license our technology (or sell turn-key plants,) to major tire shredders and enable them to fully recycle their rubber, adding significant value to their product. An alternative plan to licensing would be for Smart Tire Recycling to commercialize our system and sell our carbon black.



Tire breakdown
Carbon Black
• $15 Billion Industry
• $20 Billion by 2022 (CAGR 6%)
Applications
• Tire manufacturing (70%)
• Rubber part manufacturing (21%)
• Pigments in plastics and inks (9%)
Shortage of Carbon Black expected in 2022
(Source: Carbon Black Global Market Review and Recycling News)

Tires are one of those 'too big' problems.

In 2010 when Smart Tire Recycling CEO Mendel Bassman was starting out in the recycling industry, everyone knew tires were a problem. Fast forward 10 years and not much has changed. Landfills are teaming with tires, the toxic fumes emitted to produce or destroy them are overwhelming, and the number of tires being discarded annually, over 1 Billion, is just staggering.



The
Majority
of waste tires
are burned or stockpiled.
Creating emissions that are
significantly
worse than coal.
Source: U.S. Tires Manufacturers Association / EPA

But now... there is a solution.

Four years ago Mendel teamed up with the renowned chemist and inventor Dr. Abdulhaq Alkhalidi to found Smart Tire Recycling with the single-minded goal of creating a clean, sustainable recycling ecosystem for tires.

The adventure begins

The road to developing a zero-emission process to recycle tires has been challenging and exciting in ways we could not have imagined at the outset. An early milestone was a real validation of our hard work as we were able to win the TiE start-up award. But we wondered, can we really disrupt the $50 Billion global tire industry? We had an obligation to ourselves, and to the globe to push ahead and find out.

Along the way, we have been gratified to be joined by partners, advisers, and supporters who have helped enable Smart Tire Recycling to reach our most critical milestone to date. It works!

An exciting discovery

It was a brisk day in February 2020 when Smart Tire Recycling went from being a promising technology to an exciting reality. With Dr. Alkhalidi's work leaving the realm of the theoretical and, with the guidance of Dr. Lacramiora Shulte and a team of engineers, becoming tangible right before our eyes. It is one thing to know that something works on paper, but quite another to see the results in the lab for yourself. That turning point made us realize it was time for the next step to bring our product to market. The technology is proven, but we're not at commercial scale, yet.

With the funds we are currently raising, we will be able to replicate this new, zero-emission tire recycling process on a massive scale, which will in turn allow us to start accepting orders to recycle tires from every major tire manufacturer, landfill, and auto parts provider in the world. The landscape of the global tire industry will never be the same.

What makes us different



Competitive landscape:
Virgin carbon black manufacturers
Low emissions
Smart Tire Recycling
Cabot Corp
Continental Carbon Co
Sid Richardson Carbon & Energy
Low cost

🌍 Beyond tires

We started this campaign in the hopes of finding supporters who will help us move out of the lab and into the factory. Being able to replicate our process on a commercial scale will allow us to start emptying landfills and filling orders from some of the world's largest tire manufacturers.

And, we have a lot more in store. The materials we produce in our recycling process have the ability to be further refined and developed to have many commercial applications from cosmetics to pharmaceuticals.

We're on the cusp of something big.

Join us.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Smart Tire Recycling Inc. has developed a pioneering, zero-emission process to cleanly recycle tires into reusable materials. Our process un-bakes the tire back into its original components, which can be used to manufacture new tires, thereby creating a truly circular economy. Our goal is to help solve the major global problem of the 1 billion tires disposed of annually.

Where will your company be in 5 years?

Our goal is to be at the forefront of the clean, tire-recycling industry and to be processing more than 18 Million tires annually contributing to the reduction in toxic emissions by nearly half a million metric tons of carbon dioxide and producing revenue in excess of $44 Million. These projections cannot be guaranteed.

Why did you choose this idea?

Caring for the health of the planet and reducing waste is a core value. Having spent 20 years in the recycling industry I am passionate about the fact that everyone can make a difference. The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The recent pandemic is another reminder of just how connected we are and that connection means we have a responsibility to improve the health of our world.

How far along are you? What's your biggest obstacle?

Our process flat out works. We are at the stage of transitioning from a laboratory setting to the factory floor. Scaling up will allow us to prove that we can fulfill commercial orders

Who competes with you? What do you understand that they don't?

There are thousands of businesses that collect used tires and shred them. They make some profit collecting scrap tires but are struggling with applications for selling the scrap rubber.

We have completely changed the game by actually recycling tires into commercial-grade usable materials.

How will you make money?

While our 'competitors' are shredding tires to sell at $50 per ton, we can produce carbon black, an in-demand compound worth $250 per ton.

We are also able to license our technology to tire shredders and enable them to fully recycle their rubber, adding significant value to their product.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

1. The Company was organized in 2016 and it has not yet generated revenues or any profits. The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

2. We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner. The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

3. Smart Tire Recycling's Additional Disclosures provided to prospective investors contain "forward-looking statements" regarding the Company's anticipated business and financial results. The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

4. As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group. The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company. In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage. Additionally, the Company will likely grant equity-based compensation to consultants and to other providers of services to the Company, which will have a dilutive impact on the ownership of Company equity securities.

Financials

Smart Tire Recycling has financial statements ending December 31 2019. Our cash in hand is $17,970.08, as of July 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month.

At a Glance

January 1 to December 31



$0
Revenue



-$93,109
Net Loss


IOU!

$76,631 +226%
Short Term Debt



$270,000
Raised in 2019



$17,970
Cash on Hand
As of 07/ 8/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Smart Tire Recycling Inc. has developed a pioneering, zero-emission process to cleanly recycle tires into reusable materials. Our process un-bakes the tire back into its original components, which can be used to manufacture new tires, thereby creating a truly circular economy. Our goal is to help solve the major global problem of the 1 billion tires disposed of annually.
Our goal is to be at the forefront of the clean, tire-recycling industry and to be processing more than 18 Million tires annually contributing to the reduction in toxic emissions by nearly half a million metric tons of carbon dioxide and producing revenue in excess of $44 Million. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Smart Tire Recycling, Inc. was incorporated in the State of Pennsylvania in August 2016.

Since then, we have:

- Perfect timing - Technology is proven, the market is wide open
- Healing the environment by cutting CO_2 emissions from two of the biggest sources
- Can significantly reduce landfill tires
- Cheap readily-available materials
- Huge untapped market

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $34,594, including $5,740 in cash. As of December 31, 2018, the Company had $23,620 in total assets, including $13,536 in cash.
- *Net Loss.* The Company has had net losses of $93,109 and net losses of $122,616 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $76,631 for the fiscal year ended December 31, 2019 and $23,498 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been financed with a combination of preferred stock ($220,000), convertible notes ($70,000) and notes with preferred stock ($15,000).

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Smart Tire Recycling, Inc. cash in hand is $17,970.08, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 24 months.

If we're able to raise $150,000 we'll be able to complete critical testing needed to provide customers with data required to place an order (this is a 90-day process). $50,000 raised allows us to provide the proper in-depth testing to start having conversations with potential customers. The carbon black is a very sophisticated product and the customers need a lot of data to validate the material.

Post 90 days, we hope to meet with potential customers to do a "first-order pilot" with an expectation of a minimum first order of ~3-ton tires to process. To fulfill this order, an additional infusion of capital ($350,000) will be needed to complete the purchase of a plant and equipment for scale.

Expenses 3 - 6 months following the raise:

Salaries - $60,000

Lab testing - $30,000

Equipment - $30,000

Misc. - $25,000

Rent & Utilities - $5,000

We don't expect to begin generating revenue until late 2021.

We are receiving $8,000 in an EIDL loan. We have many investors that are able to lend us additional funds if we need it to continue operations.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A	**Gross Margin:** N/A	**Return on Assets:** -269%
Earnings per Share: -$0.07	**Revenue per Employee:** $0	**Cash to Assets:** 17%
Revenue to Receivables: ~	**Debt Ratio:** 222%	

Smart Tire financial statements 4 .pdf

Risks

1. The Company was organized in 2016 and it has not yet generated revenues or any profits. The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner. The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

4. Smart Tire Recycling's Additional Disclosures provided to prospective investors contain "forward-looking statements" regarding the Company's anticipated business and financial results. The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

5. As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group. The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

6 The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company. In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage

7 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them

8 COVID-19 and the uncertainties it presents to the general economy poses a risk to our business. We may have difficulty attracting and retaining key personnel.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lacramioara Schulte, Ph.D., MBA	Co-Founder @ Blue Orange Accelerator	2020
Betzalel Mendel Bassman	CEO @ Smart Tire Recycling, Inc.	2016
Carlos Cabral	President @ CRONIMET Mining Processing US	2020
Raymond Riek	Consultant @ Self Employed	2020
Adam Epstein	Executive Director @ Smart Tire Recycling	2020

Officers

OFFICER	TITLE	JOINED
Betzalel Mendel Bassman	Secretary President CEO Treasurer	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Betzalel Mendel Bassman	600,000 Common Stock	42.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$284,405	Priced Round
08/2016	$60,000	Priced Round
03/2020	$15,000	Loan
08/2019	$50,000	Convertible Note
12/2017	$20,000	Convertible Note
04/2019	$220,000	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/15/2017	$20,000	8.0%	30.0%	None	12/15/2022
08/15/2019	$50,000	8.0%	20.0%	$5,000,000	12/31/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Yechiel Roston (10k) Aron Pfeffer (5k)	03/15/2020	$15,000	$15,000	6.0%	10/31/2020	Yes

Related Party Transactions

Name	Yechiel Roston (10k) Aron Pfeffer (5k)
Amount Invested	$15,000
Transaction type	Loan
Issued	03/15/2020
Outstanding principal plus interest	$15,000 as of 08/2020
Interest	6.0 per annum
Maturity	10/31/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholders of company

Use of Funds

$50,000	35% of funds for lab testing to do more in-depth lab validation of our end products to secure our first customer. 40% of funds to hire a full-time engineer 18.5% of funds for marketing and working capital. 6.5% of funds for Wefunder.
$1,070,000	20% of funds for lab testing to do more in-depth lab validation of our end products to secure our first customer. 30% of funds to scale the technology 33.5% of funds for salaries of engineers and consultants 10% of funds for marketing and working capital. 6.5% of funds for Wefunder.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed Preferred	300,000	255,159	Yes
Common Stock	2,500,000	1,060,000	Yes

The Funding Portal

Smart Tire Recycling is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.